+1.858.720.7469 direct
jmercer@sheppardmullin.com

November 18, 2019

VIA EDGAR AND ELECTRONIC MAIL

Division of Corporation Finance

Office of Information Technologies and Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mateon Therapeutics, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 18, 2019
File No. 000-21990

Ladies and Gentlemen:

We are writing on behalf of Mateon Therapeutics, Inc. (the “Company”) in response to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 31, 2019 (the “Comment Letter”) relating to the above-referenced Preliminary Proxy Statement on Schedule 14A.

Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of the Company. Capitalized terms used but not otherwise defined herein, have the meanings set forth in the Preliminary Proxy Statement on Schedule 14A.

Preliminary Proxy Statement on Schedule 14A filed October 18, 2019

Background of the Corporate Actions, page 4

1. Please revise the Background section to explain the terms of your April 2019 merger with Oncotelic, Inc. and your August 2019 merger agreement with PointR Data, Inc. Discuss the relationship these mergers have to Corporate Action No. 3 and No. 4, particularly as it relates to your capitalization. In this regard, we note that your merger agreement with Oncotelic contains a covenant requiring you to submit the actions embodied in Corporate Action No. 3 and No. 4 to shareholders and that approval of either of these proposals would or could result in the automatic conversion of the preferred stock merger consideration into Oncotelic common stock. With respect to the PointR Data merger agreement, please disclose, if true, that you do not presently have sufficient common stock available for issuance under your charter to permit issuance of the common stock necessary to close all three tranches. Also, explain whether shareholders had, or will have, a separate opportunity to vote upon either of the two merger transactions.

Response: The Company has revised the disclosure on page 5.

2. Revise to discuss the status of the May 14, 2019 action by written consent of stockholders and your April and June preliminary information statement filings, and explain their relationship to the current proxy statement.

Response: The Company has revised the disclosure on page 5.

Corporate Action No. 3: Approval of the Reverse Split

Principal Reasons for Reverse Split, page 8

3. We note that the reverse split is intended to result in a higher per share trading price of your common stock and to help you meet the minimum trading price for up-listing to the NASDAQ Capital Market. Please expand your disclosure to disclose the risks associated with the reverse split, including, but not limited to, the possibility that the reverse split might not proportionately increase the trading price of your Common Stock, the total market value of your company might be lower following the reverse split, the trading market of your common stock could become less liquid, and the common stock might not meet the initial listing requirements for the NASDAQ Capital Market.

Response: The Company has revised the disclosure on page 10.

Effect of Reverse Split, page 8

4. Your disclosure on page 9 indicates that you do not currently “intend” to issue fractional shares in connection with the Reverse Split and that the Board may elect to either (a) pay cash in lieu of fractional shares, or (b) round up to the next whole number. Please reconcile these disclosures with your proposed Amended and Restated charter (Exhibit A) which indicates that “no fractional share of Common Stock shall be issued as a result of the Reverse Stock Split” and that shareholders will be entitled to cash payment.

Response: The Company has revised the disclosure on page 11 to confirm that the Company will pay cash in lieu of fractional shares.

5. Please expand your disclosure to discuss the potential negative effects to shareholders of the reverse split and the recapitalization, including anti-takeover effects. Refer to the Instruction 2 to Item 19 of Schedule 14A and Release No. 15230 (October 13, 1978).

Response: The Company has revised the disclosure on page 10.

Corporate Action No. 4: Approval of Recapitalization, page 11

6. With reference to comment 1 above, revise the proxy statement to provide the disclosures required by Items 11 and 13(a) of Schedule 14A, including financial statements for Oncotelic, Inc. and PointR Data pursuant to rules 8-04 and 8-05 of Regulation S-X. For additional guidance, refer to Note A of Schedule 14A.

Response: The Company is completing its financial statements for the period ended September 30, 2019 and pro forma financials related to the acquisition of PointR Data. The Company intends to file a further amendment to this preliminary information statement with the Commission when those financial statements are available.

7. Please revise your disclosure on page 11 to indicate whether you have current plans, agreements or arrangements, whether written or oral, to issue any of the newly authorized shares that would be available. In this regard, we note the Financing Transaction condition contained in the PointR Data merger agreement.

Response: The Company has revised the disclosure on page 13.

Corporate Action No. 5: Adoption of Amended and Restated Certificate of Incorporation, page 12

8. Your disclosure indicates that your Amended and Restated Certificate of Incorporation “includes” an exclusive forum provision. Please revise to clarify whether this exclusive forum provision is a new or amended charter provision. As applicable, expand your disclosure to explain the general effect of such an amendment to your shareholders pursuant to Item 19 of Schedule 14A. In addition, tell us, and revise, as applicable, to indicate whether any other charter provisions (other than those covered by Proposals 2 through 4) constitute new or amended charter provisions. Finally, please revise the description of Corporate Action No. 5 on your form of consent card to include the exclusive forum provision in the list of items adopted pursuant to the Amended and Restated Certificate of Incorporation.

Response: The Company has revised the disclosure on page 14 and revised the description of Corporate Action No. 5 on the form of consent card.

9. Your disclosure indicates that the exclusive forum provision does not apply to actions arising out of a violation of the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. Please revise your Amended and Restated Certificate of Incorporation to include this same statement or, alternatively, confirm to us that you will include this statement in future Exchange Act reports.

Response: In response to the Staff’s comment, the Company has amended the Amended and Restated Certificate of Incorporation, as shown on Exhibit A, to include the revised disclosure stating that the forum selection provision does not apply to investor claims under the Securities Act, as amended, and Exchange Act, as amended.

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We sincerely appreciate the Staff’s comments. If you have any questions, or if we can be of any assistance, please feel free to contact me at the numbers above.

Sincerely,
/s/ James A. Mercer III
James A. Mercer III for
Sheppard Mullin Richter & Hampton LLP

cc:

Vuong Trieu, Mateon Therapeutics, Inc.

Amit Shah, Mateon Therapeutics, Inc.